Exhibit 99.1

FOR RELEASE June 7, 2011, immediately

Pure Nickel Exploration Update

TORONTO, Ontario. Pure Nickel Inc. (NIC: TSX, OTCBB: PNCKF) is pleased to provide an update on its exploration activities for the upcoming summer season.

Highlights

  Drilling has commenced at the MAN Alaska project

  Permitting process for Salt Chuck Alaska property in early stages

  Rockcliff Resources completes first phase of drilling

MAN Alaska Property
During April Pure Nickel announced that its partner on the MAN property, ITOCHU Corporation, had confirmed its continued participation in the 2011 program. Since that time the exploration program and budget have been finalized, all permits are in place, and activity on the site has commenced, the drill started turning on June 5th. The Company is pleased to report that this year’s service providers include Cabo Drilling Corp. and Last Frontier Air Ventures Ltd. A one drill program is underway to explore the Alpha Complex focusing on the Platinum Group Element (PGE) horizons that were discovered during the 2010 season. Several targets on the Rainy Complex, in the Northern region of the property have also been identified. The Rainy targets are based on strong geophysical anomalies and geochemistry analysis (rock, stream and sediment analysis). The 2011 budget is approximately US$4.8 million. Larry Hulbert, D.Sc., P.Geo is the designated Qualified Person for this project.

Salt Chuck, Alaska Property
The Salt Chuck property is located on Prince of Wales Island in the Alaskan Panhandle. The property consists of 146 contiguous federal lode mining claims (10.85 km2). The Salt Chuck mine produced approximately 300,000 metric tonnes of ore, reported by US government summaries (1948) to be 0.95 % Copper, 1.96 g/t Palladium, 1.12 g/t Gold and 5.29 g/t Silver. The mine was the largest producer of palladium in the USA during its era of production.

The permitting process for the property has been initiated and plans for a fall or winter exploration program are being readied. The temperate climate on Prince of Wales Island is conducive for year round drilling. Larry Hulbert, D.Sc., P.Geo is the designated Qualified Person for this project.

Tower, Manitoba Property
Results from a 24 hole, 7,500 metre drill program by Pure Nickel’s option partner Rockcliff Resources have been released. Results to date have been excellent and have consistently returned high grade copper values. Future drilling, subject to Rockcliff Resources scheduling, will target the mineralization along strike and to a vertical depth of 600 metres. Ken Lapierre, P.Geo., and Mark Smethurst, of Rockcliff Resources Inc., are the designated Qualified Persons for this project.

Property Divestiture
The HPM/Forgues property located in Quebec is jointly owned by Manicouagan Minerals and Pure Nickel. Due to the low potential for discovery the twenty five claims that comprise the Forgues portion of the property will not be renewed. The claims that make up the HPM portion of the property will remain in the joint venture partnership.

About Pure Nickel Inc.
Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
T. (416) 868-1079
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com